UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D C 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 001-07155
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
R.H. DONNELLEY 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
R.H. Donnelley Corporation
1001 Winstead Drive, Cary NC 27513
(Address of principal executive offices including ZIP code)
(919) 297-1600
(Registrant’s telephone number)

R.H. Donnelley 401(k) Savings Plan
Financial Statements
and Supplemental Schedules
As of December 31, 2007 and 2006
and for the Year Ended December 31, 2007

R.H. Donnelley
401(k) Savings Plan

Report of Independent Registered Public Accounting Firm
To the Participants, Employee Benefits Committee and Asset Management Committee of the R.H. Donnelley 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of R.H. Donnelley 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 and schedule of delinquent participant contributions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Anton Collins Mitchell LLP
Denver, Colorado
June 27, 2008

Financial Statements

R.H. Donnelley
401(k) Savings Plan
Statements of Net Assets Available for Plan Benefits

	As of December 31,
(amounts in thousands)	2007	2006

Assets:
Investments, at fair value (Notes 2 and 3):
Registered Investment Companies	$76,394	$67,312
Common/Collective Trust	29,905	31,590
Common/Collective Trust Rebid Value (Note 2)	—	2
R.H. Donnelley Corporation Common Stock	7,638	14,475
Participant Loans	2,507	2,413
Cash (Interest and Non-Interest Bearing)	142	286

Total Investments	116,586	116,078

Receivables:
Employer Contributions, net of forfeitures	432	109
Participant Contributions	193	320
Corrective Contributions (Note 7)	1,107	399

Total Receivables	1,732	828

Total Assets	118,318	116,906

Liabilities:
Excess Contributions Refundable (Note 8)	(45)	(389)

Contingency (Note 7)	—	—

Net Assets Available for Plan Benefits, at fair value	118,273	116,517

Adjustment from Fair Value to Contract Value for Interest in Common/Collective Trust Relating to Fully Benefit-Responsive Investment Contracts (Note 2)	325	318

Net Assets Available for Plan Benefits	$118,598	$116,835

The accompanying notes are an integral part of these financial statements.

R.H. Donnelley
401(k) Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits

(amounts in thousands)	For the Year Ended December 31, 2007

Additions to net assets attributed to:
Contributions:
Participant Contributions	$9,029
Employer Contributions, net of forfeitures	2,707
Rollover Contributions	777
Corrective Contributions (Note 7)	729

Total Contributions	13,242

Investment Income:
Interest and Dividend Income	6,752
Net Realized and Unrealized Depreciation in Fair Value of Investments (Note 3)	(5,367)

Total Investment Income	1,385

Total Additions	14,627

Deductions from net assets attributed to:
Benefits Paid to Participants	(12,784)
Loan Administrative Expenses	(35)
Excess Contributions (Note 8)	(45)

Total Deductions	(12,864)

Net Increase	1,763

Net Assets Available for Plan Benefits at Beginning of Year	116,835

Net Assets Available for Plan Benefits at End of Year	$118,598

The accompanying notes are an integral part of these financial statements.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements

1. Plan Description	General

The following is a brief description of the R.H. Donnelley 401(k) Savings Plan, formerly known as the Profit Participation Plan of R.H. Donnelley (the “Plan”), and is provided for general information only. Participants should refer to the Plan Document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan was established effective July 1, 1998, by R.H. Donnelley Corporation (“Company” or “Plan Sponsor”) for the benefit of all eligible employees of the Company and its subsidiaries. The Plan was established to provide the Company’s eligible employees a way to save on a regular and long-term basis for retirement. The DonTech Profit Participation Plan (the “DonTech Plan”) was merged into the Plan in 2005 (the “DonTech Merger”).

The Plan is a defined contribution plan covering substantially all employees of the Company, except as otherwise described below. Leased employees, non-resident aliens and independent contractors are not eligible for participation in the Plan. Employees of Dex Media, Inc. (“Dex”) and its subsidiaries are not eligible for the Plan. Dex maintains the Dex Media, Inc. Employee Savings Plan for the employees of Dex. On August 23, 2007, the Company acquired Business.Com, Inc. (“BDC”). BDC employees are not eligible to participate in the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan is not covered by the Pension Benefit Guaranty Corporation.

Trustee and Administration of the Plan

The Plan Administrator is the Company’s Employee Benefits Committee (the “EBC”) and the Asset Management Committee (the “AMC”), which were appointed by the Compensation and Benefits Committee of the Company’s Board of Directors. The EBC has the authority to select, retain, monitor and discharge recordkeepers, and is responsible for administering the Plan including day to day functions, benefit payments, claims and for effectuating amendments.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

1. Plan Description (Continued)	Trustee and Administration of the Plan (Continued)

The AMC has authority to remove and/or instruct the Trustee, establish and maintain a funding and investment policy, select and monitors funds, purchase or sell R.H. Donnelley Corporation common stock (“Employer Stock”) and exercise shareholder’s rights with respect to Employer Stock.

The Trustee of the Plan is Fidelity Management Trust Company (“Fidelity” or “Trustee”). The Trustee holds all assets of the Plan in accordance with provisions of the agreement with the Company. Fidelity Employer Services Corporation provides recordkeeping services and other administrative services for the Plan.

Eligibility

Full-time employees are immediately eligible to participate in the Plan on their date of hire. Part-time employees who work at least one thousand hours during a consecutive twelve-month period following their date of hire or in any calendar year thereafter are eligible to participate on the first day of the first payroll period after the service requirement has been met. Effective December 31, 2007, interns and temporary workers need one thousand hours of service in order to participate in the Plan.

Contributions

Participants may elect to contribute from 1% up to 75%, in whole percent increments, of their eligible compensation, as defined by the Plan Document and as limited by the Internal Revenue Code (“IRC”), during each pay period. Participant contributions may be on a pre-tax or after-tax basis. Participant pre-tax contributions are limited by the IRC ($15,500 in 2007).

Catch-up contributions may also be made by participants if they are age 50 or older and certain other criteria are met. The 2007 IRC limit for catch-up contributions was $5,000. Catch-up contributions were not matched by the Company prior to January 1, 2007. Effective January 1, 2007, catch-up contributions are eligible for matching contributions by the Company.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

1. Plan Description (Continued)	Contributions (Continued)

Prior to January 1, 2007, for each pay period, each eligible participant was entitled to receive an employer match in amounts equal to 50% of their eligible contributions not to exceed 6% of the participant’s eligible compensation for the pay period. Effective January 1, 2007, the employer match is the lesser of the following: (i) 3% of the amount of compensation deferred for that payroll period, (ii) 3% of the 401(a)(17) compensation limitation for the Plan year ($225,000 for 2007) less the amount of match already contributed to the participant for the Plan year and (iii) 50% of the amount actually deferred for that payroll period. There are also quarterly true-up matching contributions to ensure that participants receive the full matching contribution for the quarter, as further described in the Plan Document.

The contributions (participant and employer match) for the Plan year are subject to certain limitations imposed by the IRC and the Plan’s terms.

Rollovers

Employees can make rollover contributions from other qualified plans or individual retirement accounts if certain criteria are met as outlined in the Plan Document.

Participant Accounts

Each participant’s account is credited with the participant’s contributions (pre-tax, after-tax and catch-up), rollover contributions, the Company’s matching contributions, earnings and losses on investments, and is charged with the participant’s withdrawals and distributions on a daily basis. The investment earnings or losses are allocated to each participant’s account in the proportion that the balance of each participant’s account bears to the total balance of all participants in each investment fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

1. Plan Description (Continued)	Investment Options

Participants may direct the investment of their account balance into various investment options offered by the Plan. Currently the Plan offers investment options in a common/collective trust, Employer Stock and registered investment companies. Participants are not permitted to make any investment election that would increase their Plan account invested in the Employer Stock Fund, if at the time of the election, 50% or more of their account is already invested in the Employer Stock Fund. A participant may not elect to invest more than 50% of any contributions made to the Plan in Employer Stock. Participants may change their investment directions at any time, subject to such restrictions and procedures as are established by the recordkeeper and the Plan.

Participant Loans

Participants may, with the consent of the Plan Administrator, borrow up to the lesser of $50,000 or one-half of their vested account balance. Participants may not have more than three loans outstanding at any time (two general purpose and one primary residence loan).

The minimum loan amount is $500. The minimum loan term is 12 months, and the maximum loan term is 57 months unless the proceeds are used to acquire a participant’s principal residence, in which case the maximum term is 117 months. A participant’s loan shall become due and payable if such participant fails to make a principal and/or interest payment as provided in the loan agreement, subject to a grace period.

In addition, the loans become due and payable at the time the participant separates from the Company. The loans are secured by the balance in the participant’s account and the interest rate is determined by the EBC, based on prime plus 2% as defined in the Plan Document. Interest rates for the loans range from 6.0% to 10.25% as of December 31, 2007 and 4.25% to 10.25% as of December 31, 2006. Principal and interest is paid ratably through bi-weekly payroll deductions.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

1. Plan Description (Continued)	Administrative Expenses

The Company has full discretionary authority to allocate to participants accounts any reasonable Plan expenses that are not paid by forfeitures or by the Company. For the year ended December 31, 2007, the Company paid all related Plan expenses except for loan administrative expenses.

Vesting

A participant is immediately fully vested in that portion of their account attributable to the employee’s before-tax, after-tax and catch-up contributions and rollover contributions. Employees vest 100% in all Company contributions at the time they have completed three years of service. Participants in the DonTech Plan with vested matching contributions at the time of the DonTech Merger remained vested upon transferring into the Plan.

For purposes of vesting, years of credited service are computed as the total time period (regardless of actual service hours) commencing with the employee’s first date of employment and ending on the date the employee’s break in service begins. Participants also become fully vested in their accounts upon reaching normal retirement age (65), death or disability. There are certain other special events which can cause immediate vesting as further described in the Plan Document.

Forfeitures

As of December 31, 2007 and 2006, forfeited non-vested accounts were approximately $50,000 and $260,000, respectively. The amount of any non-vested forfeiture attributed to a participant’s break in service as specified by the Plan Document may be used to restore the participant’s forfeited employer contribution or to fund employer contributions. During 2007, approximately $321,000 of forfeitures were used to fund employer matching contributions. Subsequent to year-end, $35,000 of the forfeitures above were used to offset the final December employer matching contribution.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

1. Plan Description (Continued)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, all participant accounts would immediately become fully vested and the assets would be distributed among the participants in accordance with the terms set forth in the Plan Document and in accordance with ERISA.

Payment of Benefits

Upon termination of service, death, disability, or attainment of normal retirement age of 65, a participant may elect to receive a lump sum distribution payment equal to the vested value of the participant’s account or transfer these amounts to another qualified retirement plan or individual retirement account (“IRA”). Lump sum payments shall be paid in cash or if the participant elects in a combination of cash and whole shares of Employer Stock. Terminated participants who do not elect a distribution type and have an account balance of less than $1,000 must take an immediate lump sum distribution. If the amount is more than $1,000 but less than $5,000, their account balance will be rolled over into an IRA. Participants may also take voluntary in-service withdrawals and hardship withdrawals if certain criteria are met and subject to certain limitations as outlined in the Plan Document.

2. Summary of Significant Accounting	Basis of Accounting and Use of Estimates
Policies
The financial statements of the Plan are prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant estimate is for the corrective contributions receivable as further discussed in Note 7.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)	Basis of Accounting and Use of Estimates (Continued)

As described in Financial Accounting Standards Board Staff Position, (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value.

However, contract value is the relevant measurement attribute for that portion of the net assets available for Plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the common/collective trust. As required by the FSP, the Statements of Net Assets Available for Plan Benefits presents the fair value of the investment in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 established a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted effective January 1, 2008. The Company does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

2. Summary of Significant Accounting Policies (Continued)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies (“mutual funds”) are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Employer Stock is valued on a daily basis at its quoted market price on The New York Stock Exchange. The Plan’s interest in the common/collective trust is valued based on information reported by Fidelity based on the value of the underlying investments in the common/collective trust. Participant loans are valued at their outstanding balances which approximate fair value.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. The net appreciation or depreciation is determined as the difference between beginning market value or cost if purchased during the year and year end market value.

Contributions

Employee contributions and the related employer matching contributions are recorded in the period payroll deductions are made.

Payments of Benefits

Benefits are recorded when paid.

Voting Rights of Employer Stock

The Trustee holds the shares of Employer Stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to the shares of Employer Stock. If the Trustee does not receive timely instructions from the participant, the Trustee will vote any shares of Employer Stock credited to the participant’s account in the same proportion as the Trustee was instructed to vote with respect to all shares for which it received instructions.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

3. Investments	During 2007, the Plan’s investments (including realized and unrealized gains and losses on investments purchased and sold) appreciated (depreciated) in value as follows:

(amounts in thousands)	Year Ended December 31, 2007

Registered Investment Companies	$153
R.H. Donnelley Corporation Common Stock	(5,520)

Net Realized and Unrealized Depreciation in Fair Value of Investments	$(5,367)

Investments at fair value that exceed five percent of net assets available for Plan benefits are as follows:

(amounts in thousands)	December 31,
	2007	2006

Fidelity Managed Income Portfolio	$29,905	$31,592

Fidelity Diversified International Fund	14,146	10,898

Spartan US Equity Index Fund	12,958	13,776

Fidelity Capital Appreciation Fund	8,162	7,657

R.H. Donnelley Corporation Common Stock	7,638	14,475

Oakmark Equity & Income Fund	6,546	*5,399

*	Below 5% in the respective year

4. Income Tax Status	The Plan obtained a determination letter dated April 20, 2005, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since the issuance of the tax determination letter; however, the Company believes that the Plan is currently designed in compliance with the applicable requirements of the IRC. The Company believes the Plan was qualified and the related trust is tax-exempt as of December 31, 2007. Therefore, no provision for taxes has been included in the financial statements. See Note 7 for corrective action taken by the Plan due to certain operational errors in order to maintain the tax-qualified status of the Plan.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

5. Related Party/Party-in-Interest Transactions	The Plan invests in shares of registered investment companies and a common/collective trust managed by the Trustee. A substantial portion of the income of the Plan is derived from these investments.

The Plan allows investments by participants in the Employer Stock. During the year ended December 31, 2007, the Plan purchased 11,600 shares of Employer Stock valued at $689,446 and sold 32,990 shares of Employer Stock with proceeds of $1,989,304. As of December 31, 2007 and 2006, the Plan held 209,366 and 230,756 shares of Employer Stock at a value of $7,637,672 and $14,475,324, respectively.

Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA and the IRC. See Note 7 for delinquent participant contributions.

6. Concentrations, Risks and Uncertainties	The Plan invests in registered investment companies, common/collective trust and Employer Stock. Registered investment companies and the common/collective trust invests in various investment securities that are exposed to risks such as significant world events, interest rates, market and credit risks. Shares of Employer Stock are also exposed to the same risks, as well as risks specific to the Company which are detailed in the Company’s filings with the Securities and Exchange Commission. Investments in the Employer Stock represent 6.4% and 12.4% of the net assets available for plan benefits as of December 31, 2007 and 2006, respectively. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in value in the near term would materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits and each participant’s account. See Note 10 for a discussion of Employer Stock price decline subsequent to year-end.

Additionally, certain registered investment companies’ investments are invested in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

7. Corrective and Delinquent Contributions	On January 1, 2006, the Company converted to a new payroll system. Certain computational and coding errors were identified relating to participant deferrals, contribution calculations and delayed commencement of Plan loan payroll deductions. Corrective contributions to participant accounts, including lost earnings, have been identified. The Company made a voluntary submission to the IRS under the Employee Plans Compliance Resolution System (“EPCRS”) on June 27, 2007, outlining the foregoing operational issues and the proposed resolution. The estimate for the corrective contributions was calculated based upon the Plan provisions which were limited by various IRC regulations. The estimate of approximately $1,107,000 and $399,000 is recorded as a corrective contribution receivable, as of December 31, 2007 and 2006, respectively, in the accompanying Statements of Net Assets Available for Plan Benefits. These amounts will be remitted by the Company and credited to participant’s accounts as soon as administratively possible upon approval by the IRS. These amounts have been estimated based on the proposed corrective action in the EPCRS. Any differences in the estimated and final correction methods as agreed upon with the IRS will be reflected in future years. Although the submission is still pending with the IRS, all corrective action as required by the IRS will be taken by the Company. No provision for income taxes has been included in the Plan’s financial statements related to the foregoing matters because the Company believes that the Plan continues to be qualified and that the tax status of the related trust continues to be tax-exempt.

In 2008, the Company discovered that on the March 14, 2005 bonus payroll run, certain employee contribution deferrals and employer match were not remitted to the DonTech Plan. As noted above, the DonTech Plan was merged into the Plan in July of 2005. The employee contribution deferrals and lost earnings totaling $61,626 were remitted to the Plan on April 2, 2008. The employer match, along with lost earnings, will be remitted as soon as administratively possible. These amounts are included in the corrective contribution receivable as shown in the Statements of Net Assets Available for Plan Benefits.

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

8. Excess Contributions Refundable	The Plan failed certain discrimination tests for the years ended December 31, 2007 and 2006. Excess contributions of approximately $45,000 and $389,000 are recorded as a liability in the accompanying Statements of Net Assets Available for Plan Benefits as of December 31, 2007 and 2006, respectively. The amounts were refunded to highly-compensated participants after the respective year end, as required by the IRC.

9. Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for Plan benefits per the accompanying financial statements to the Form 5500:

As of December 31,	2007	2006
(amounts in thousands)
Net assets available for Plan benefits per the Statements of Net Assets Available for Plan Benefits	$118,598	$116,835

Less: Adjustment from fair value to contract value for interest in common/collective trust relating to fully benefit-responsive investment contracts (Note 2)	(325)	(318)

Net assets available for Plan benefits per the Form 5500	$118,273	$116,517

R.H. Donnelley
401(k) Savings Plan
Notes to Financial Statements (Continued)

9. Reconciliation of Financial Statements to Form 5500 (Continued)	The following is a reconciliation of investment income per the accompanying financial statements to the Form 5500:

For the Year Ended December 31,	2007
(amounts in thousands)
Total investment income per Statement of Changes in Net Assets Available for Plan Benefits	$1,385

Less: Net Adjustment from fair value to contract value for interest in common/collective trust relating to fully-benefit responsive investment contracts (Note 2)	(7)

Total investment income per Form 5500	$1,378

10. Subsequent Event	The Company has experienced a significant decline in its stock price during the latter part of 2007 and into 2008. As of December 31, 2007, the Plan held 209,366 shares of Employer Stock at a value of $7,637,672. As of June 26, 2008, the Plan held 367,456 shares of Employer Stock with an approximate value of $1,069,000.

Supplemental Schedules

R.H. Donnelley
401(k) Savings Plan
Form 5500-Schedule H, Part IV, Line 4(i) – Schedule of Assets
(Held at End of Year) as of December 31, 2007
EIN: 13-2740040
Plan Number 002

	Identity of Issuer, Borrower, Lessor		Shares/	Current
	or Similar Party	Description of Investment	Units	Value
*	R.H. Donnelley Corporation Common Stock	Common Stock Shares (held in the Employer Stock Fund)	209,366	$7,637,672

	Interest and Non-Interest Bearing Cash	Cash (held in the Employer Stock Fund)	142,048	142,048

*	Fidelity Managed Income Portfolio	Common/Collective Trust	30,230,486	29,905,488

*	Fidelity Capital & Income Fund	Registered Investment Company	155,427	1,349,104

*	Fidelity Capital Appreciation Fund	Registered Investment Company	305,012	8,162,123

*	Fidelity Diversified International Fund	Registered Investment Company	354,539	14,146,101

*	Fidelity Freedom Income Fund	Registered Investment Company	23,696	271,319

*	Fidelity Freedom 2000 Fund	Registered Investment Company	4,364	53,980

*	Fidelity Freedom 2005 Fund	Registered Investment Company	36,397	429,125

*	Fidelity Freedom 2010 Fund	Registered Investment Company	20,023	296,738

*	Fidelity Freedom 2015 Fund	Registered Investment Company	139,747	1,742,640

*	Fidelity Freedom 2020 Fund	Registered Investment Company	67,597	1,068,716

*	Fidelity Freedom 2025 Fund	Registered Investment Company	47,854	630,720

*	Fidelity Freedom 2030 Fund	Registered Investment Company	62,587	1,033,938

*	Fidelity Freedom 2035 Fund	Registered Investment Company	39,746	543,726

*	Fidelity Freedom 2040 Fund	Registered Investment Company	68,385	665,390

*	Fidelity Freedom 2045 Fund	Registered Investment Company	2,114	23,996

*	Fidelity Freedom 2050 Fund	Registered Investment Company	3,512	40,139

*	Represents a party-in-interest

Note: Cost is not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.

R.H. Donnelley
401(k) Savings Plan
Form 5500-Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) as of December 31, 2007(Continued)
EIN: 13-2740040
Plan Number 002

	Identity of Issuer, Borrower, Lessor		Shares/	Current
	or Similar Party	Description of Investment	Units	Value
*	Spartan US Equity Index Fund	Registered Investment Company	249,669	$12,957,822

	PIMCO Total Return Fund	Registered Investment Company	369,467	3,949,601

	Baron Growth Fund	Registered Investment Company	54,667	2,769,986

*	FAM Value Fund	Registered Investment Company	88,759	4,031,413

	Cohen & Steers Realty	Registered Investment Company	22,619	1,330,010

	Calamos Growth Fund	Registered Investment Company	94,993	5,571,336

	Lord Abbett Mid-Cap Value Fund	Registered Investment Company	97,933	1,818,619

	Oakmark Equity & Income Fund	Registered Investment Company	243,542	6,546,399

	Wells Fargo Small Cap Value Fund	Registered Investment Company	63,374	1,864,474

	Vanguard Mid Cap Index Fund	Registered Investment Company	1,403	29,037

	Van Kampen Growth & Income Fund	Registered Investment Company	238,462	5,067,322

*	Participant Loans	Interest rates ranging from
		6.0% to 10.25%, various
		maturity dates	—	2,507,038

	Total Investments			$116,586,020

*	Represents a party-in-interest

Note: Cost is not required for participant-directed investments.
See accompanying report of independent registered public accounting firm.

R.H. Donnelley
401(k) Savings Plan
Form 5500-Schedule H, Part IV, Line 4(a)-
Schedule of Delinquent Participant Contributions for
the Year Ended December 31, 2007
EIN: 13-2740040
Plan Number 002

	Contributions
Identity of	Transferred Late During	Withholding Amount	Date Contribution	Date Earnings	Total Remitted (Including Lost
Party Involved	Plan Year	Remitted Late	Remitted	Remitted	Earnings)
*R. H. Donnelley	Employee Payroll Withholdings	$49,353	April 2, 2008	April 2, 2008	$61,626
Corporation	March 14, 2005

*R. H. Donnelley	Employer Payroll Withholdings	$17,280	Pending Correction	Pending Correction	Pending Correction
Corporation	March 14, 2005

*	Represents a party-in-interest
See accompanying report of independent registered public accounting firm and notes to the financial statements.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Committee of R.H. Donnelley Corporation has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2008	R.H. DONNELLEY
401(k) SAVINGS PLAN

By: /s/ Steven M. Blondy

Steven M. Blondy Executive Vice President and Chief Financial Officer